

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 16, 2007

Mr. David J. Copeland
Director, Chief Executive Officer
Rockwell Ventures Inc.
Suite 1020 – 800 West Pender Street
Vancouver, BC, Canada   V6C 2V6

> **Re: Rockwell Ventures Inc.**
> **Form 20-F for the Fiscal Year Ended May 31, 2006**
> **Filed December 15, 2006**
> **File No. 000-30588**

Dear Mr. Copeland:

We have reviewed your Form 20-F for the Fiscal Year Ended May 31, 2006 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended May 31, 2006

Financial Statements

Note 10 – Subsequent Events

1.	We note that, subsequent to your fiscal year end, you entered into an agreement-in-principle arrangement to acquire certain ownership and other interests and/or rights in four alluvial diamond properties located in South Africa and the Democratic Republic of Congo. We further note in your Form 6-K, filed February 1, 2007, that you and the sellers executed a definitive agreement on November 15, 2006, and that you expect to complete the acquisition on or before March 31, 2007. Considering the significance of this transaction, it appears that certain additional disclosures are necessary, in order to more fully convey the impact it will have on your financial position and operations. Accordingly, please amend your filing to provide the following additional information:

	(a)	Disclose the number of shares to be issued for each component of the acquisition, including a range of shares to be issued if this is uncertain, and the resultant implications such issuances will have on control of the company.

	(b)	Disclose the relationship that currently exists and is expected to exist upon consummation of the transaction, between you, the vendors, and Durnpike Investments (Pty) Limited, particularly as it relates to control of the company; similarly disclose the relationships with the other investors in notes and share subscription arrangements.

	(c)	Disclose the status of each property and its ownership prior to each transaction.

	(d)	Present a comprehensive tabulation of total consideration for each property or entity, including the valuation of any non-cash elements.

	(e)	Explain how the transaction will impact your future financial reporting, particularly in regards to whether a reverse merger is expected to result, and whether the owners of the mineral property interests will retain control.

	We anticipate revisions in connection with the foregoing to impact several areas of your document. Please read the guidance for Items 4.A.4, 4.A.6, 5.D, 7.A.3, 7.A.4, and 8.B of the Form 20-F instructions for further clarification.

Engineering Comments

Risk Factors, page 5

2.   Please expand your disclosure to address the sources and nature of risks inherent in estimating grade for placer diamond deposits, with particular emphasis on the methods that you employ.

Information on the Company, page 13

Property, Plants and Equipment, page 19

3.   Concerning your mineral resource and reserve estimates, please revise your disclosures as necessary to address the following points:

- Where you disclose that the estimate of inferred mineral resources for the Holpan/Klipdam property on page 26, please clarify that the grade estimate is not based on systematic sampling of the diamond bearing gravels being evaluated, but is a projection from historical production data, if true.

- Throughout this section, please remove all volume or resource estimates that do not meet the standards of Canadian National Instrument 43-101. This appears to include estimates of cubic meters of gravels for the Wouterspan property on page 29, and gravel resources estimates for the Galputs Minerale project on page 32.

- Where your mineral deposits have no reserves, as defined by Industry Guide 7, please disclose this fact to comply with paragraph (b)(4)(i) of this guidance.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donald F. Delaney at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters. You may contact Roger L. Baer, Mining Engineer, at (202) 551-3705, with questions about engineering comments. Please contact me at (202) 551-3686, with any other questions.

Sincerely,

Karl Hiller
Branch Chief